TB WOOD’S CORPORATION

440 North 5th Avenue

Chambersburg, PA 17201

April 27, 2005

Mr. Don Cavern

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0510

Re:

TB Woods Corporation

File Number 1-14182

Form 10-K for the year ended December 31, 2004

Dear Mr. Cavern:

I am in receipt of a letter from John M. Hartz, dated April 6, 2005 that contained the following comment:

Post-Retirement Benefits-Page 33:

“It appears that you should report a settlement, rather than a curtailment of the post-retirement benefit and reduce the non-recurring gain accordingly. Please refer to paragraphs 90 through 100 of SFAS 106.”

Upon a review of our accounting and disclosures set forth in our Form 10-K for the year ended December 31, 2004 and reference to SFAS 106, TB Wood’s Corporation believes that the accounting for its post-retirement healthcare benefit obligation plan that was effectively terminated as of December 31, 2004 is correct in all material respects. Throughout our Form 10-K in all narrative relevant to this matter, we disclosed that the benefit plan was terminated. However, on the face of our consolidated statement of operations and again on page 33 in the footnote 7 tabular presentation of the progression of our obligation for post retirement benefits, we referred to the effect of the plan termination as a gain from the “curtailment” of a benefit plan.

There was neither a curtailment nor a settlement in connection with the termination of our plan, and the accounting to adjust our future obligation to the amounts reported (as relates to both life insurance and a de minimis amount for post-retirement healthcare benefits during the limited time it will take the few remaining participants to obtain non-Company sponsored insurance at no obligation to the Company), and the resulting gain, are proper and correct. However, in future comparative financial reports that contain this item (annual reports for 2005 and 2006), we will change the description of the gain to “Gain on termination of benefit plan.”

Securities and Exchange Commission

April 27, 2005

Should you have any further questions on this matter, please feel free to contact me at 717-264-7161 ext 4465 or via email at jhorvath@tbwoods.com

Sincerely,

/s/ Joseph C. Horvath
Joseph C. Horvath
Vice President and Chief Financial Officer